

January 13, 2014

Via E-mail
Mr. Scott M. Asbjornson
Chief Financial Officer
AAON, Inc.
2425 South Yukon
Tulsa, OK 74107

> **Re:** **AAON, Inc.**
> **Form 10-K**
> **Filed March 14, 2013**
> **File No. 0-18953**

Dear Mr. Asbjornson:

We have reviewed your response dated December 26, 2013, and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 12

1. We have read your response to comment 1 in our letter dated December 9, 2013. Please confirm you will provide quantification regarding increases and decreases in units and pricing, as applicable, beginning with your December 31, 2013 Form 10-K.

2. We have read your response to comment 3 in our letter dated December 9, 2013. Your discussion of gross profit and results of operations did not address the $1.8 million charge to earnings related to the replacement of sheet metal equipment in the fourth quarter of 2011 or the related income tax effects or future impact of the upgraded equipment. In

future filings, please ensure your discussion addresses the material aspects of this and similar decisions and events.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345, or Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief